SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2 for 2002

Statement by Holding Company Claiming Exemption

Under Rule U-2 from the Provisions of the Public

Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

QUESTAR REGULATED SERVICES COMPANY
(Exact name of registrant as specified in its charter))
File No. 69-00401

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.  Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation ("Questar") which claims an exemption as a holding company under the Public Utility Holding Company Act of 1935 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Questar Gas Company ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline"). Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline. On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and has filed Form U-3A-2's on a timely basis since then.

     Questar Gas is a Utah corporation with the same address noted above for Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff.

     Questar Pipeline is a Utah corporation with its principal place of business at the same address noted above. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company. It has several subsidiaries:Questar Transportation Services Company, Questar Southern Trails Company, Questar Overthrust Pipeline Company, and Questar Overthrust Company. Each subsidiary is incorporated in Utah and conducts transmission or processing operations.

Regulated Services also owns a third primary subsidiary, Questar Energy Services, Inc. ("QES") that does not make any sales of natural gas and is not a gas utility company.

     Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas, Questar Pipeline, and QES.

     2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Questar Gas was distributing natural gas to 750,128 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, and southeastern Idaho as of year-end 2002. Of these customers, 725,097 were located in Utah, 23,371 were located in southwestern Wyoming, and 1,660 were located in southeastern Idaho. Questar Gas owns and operates approximately 22,815 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 21,822 miles in its Utah distribution system.

     Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas plus gas attributable to royalty interest owners in the same reservoirs, constituted 45 percent of Questar Gas's total gas supply in 2002 and is reflected in its rates at "cost-of-service" prices.

     Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     During the 2002 calendar year, Questar Gas sold 101,525 thousand decatherms ("Mdth") of natural gas, including 90,796 Mdth at retail (defined as residential and commercial customers), and transported 46,459 Mdth of natural gas. (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu. In Questar Gas's gas system, each thousand cubic feet ("Mcf") of natural gas contains approximately 1.051 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 10,729 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 2002 were $595,511,000, of which $549,666,000 were attributable to its operations in Utah, $22,616,000 were attributable to its operations in Wyoming, $111,000 were attributable to its operations in Colorado, and $1,033,000 were attributable to its operations in Idaho. (The one contract in Colorado for service expired before year-end 2002.) (Questar Gas's total 2002 revenues included $22,085,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year.

Regulated Services did not sell any natural or manufactured gas.

(b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

During the 2002 year, Questar Gas distributed at retail 3,469 Mdth of natural gas outside the state of Utah, Questar Gas's state of incorporation.

Regulated Services did not distribute at retail any natural or manufactured gas.
(c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     During 2002, Questar Gas sold 504 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 2002, also transported 575 Mdth of natural gas outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 2002.

Regulated Services did not sell at wholesale any natural or manufactured gas.

(d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

During the 2002 calendar year, Questar Gas purchased 35,706 Mdth of natural gas or approximately 35 percent of its total gas supply outside the state of Utah or at the state line.

Regulated Services did not purchase any gas volumes.

     4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following exhibits are attached to and made a part of this filing:

Exhibit A-1	Consolidating Statement of Income, Questar Regulated Services Company for the year ended December 31, 2002.

Exhibit A-2	Consolidated Statement of Common Shareholder's Equity, Questar Regulated Services Company as of December 31, 2002.

Exhibit A-3	Consolidating Balance Sheet, Questar Regulated Services Company as of December 31, 2002.

EXHIBIT B

An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2003.

Attest:	QUESTAR REGULATED SERVICES COMPANY

/s/Connie C. Holbrook	/s/D. N. Rose

Connie C. Holbrook Secretary	D. N. Rose President, Treasurer, and Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Connie C. Holbrook
Secretary
Questar Regulated Services Company
180 East 100 South, P. O. Box 45360
Salt Lake City, Utah 84145-0360

Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002
(Unaudited)
	Questar						Questar
	Regulated		Total Before	Questar	Questar	Questar	Regulated
	Services Co.	Interco.	Interco.	Gas	Pipeline Co.	Energy	Services
	Consolidated	Transactions	Transactions	Co.	Consolidated	Services	Co.

	(In Thousands)
REVENUES
For unaffiliated customers	$ 664,270		$ 664,270	$ 593,835	$ 66,275	$4,160
From affiliated companies	5,212	($74,751)	79,963	1,676	76,600	1,070	$617

TOTAL REVENUES	669,482	(74,751)	744,233	595,511	142,875	5,230	617

OPERATING EXPENSES
Cost of natural gas and other products sold	297,437	(73,207)	370,644	370,294		350
Operating and maintenance	159,112	(1,544)	160,656	105,544	49,593	5,519
Depreciation and amortization	62,135		62,135	39,771	22,149	215
Other taxes	14,600		14,600	9,548	4,948	104

TOTAL OPERATING EXPENSES	533,284	(74,751)	608,035	525,157	76,690	6,188

OPERATING INCOME (LOSS)	136,198		136,198	70,354	66,185	(958)	617

INTEREST AND OTHER INCOME	3,652		3,652	2,329	515	827	(19)

LOSS OF UNCONSOLIDATED AFFILIATES	7,800		7,800		7,800

DEBT EXPENSE	(46,719)		(46,719)	(22,495)	(23,995)	(229)

INCOME (LOSS) BEFORE INCOME TAXES	100,931		100,931	50,188	50,505	(360)	598

INCOME TAXES	35,764		35,764	17,789	17,897	(152)	230

NET INCOME (LOSS)	$65,167		$65,167	$32,399	$32,608	($208)	$368

Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
STATEMENT OF COMMON SHAREHOLDER'S EQUITY
(Unaudited)
			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings

	(Dollars in Thousands)

Balances at January 1, 2000 (1)	100		$440,735	($10,016)
2000 net income				54,332
Equity investment			62,000
Common stock dividends				(45,000)

Balances at December 31, 2000	100		$502,735	($684)
2001 net income				58,445
Equity investment			40,000
Common stock dividends				(46,500)

Balances at December 31, 2001	100		$542,735	$11,261
2002 net income				65,167
Common stock dividends				(48,000)

Balances at December 31, 2002	100		$542,735	28,428

(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996 to its parent company, Questar Corporation.

Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2002
(Unaudited)
	Questar
	Regulated		Questar		Questar	Questar
	Services	Interco.	Regulated	Questar	Pipeline Co.	Energy
	Consolidated	Transactions	Services Co.	Gas Co.	Consolidated	Services

	(In Thousands)
CURRENT ASSETS
Cash and cash equivalents	$7,570		$7	$2,993	$4,153	$417
Notes receivable from Questar Corporation	4,400		4,400
Accounts and notes receivable, net	99,495	($7,809)	5,890	90,738	9,584	1,092
Federal income taxes payable	2,488		370	(1,254)	3,392	(20)
Inventories	29,159		(2)	26,815	2,153	193
Prepaid expenses and other	4,985		191	1,474	3,287	33
Deferred income taxes - current	5,047			5,047

TOTAL CURRENT ASSETS	153,144	(7,809)	10,856	125,813	22,569	1,715

PROPERTY, PLANT AND EQUIPMENT	2,224,022		7,327	1,193,553	1,020,838	2,304
Less accumulated for depreciation and amortization	834,929		4,050	513,485	316,433	961

NET PROPERTY, PLANT AND EQUIPMENT	1,389,093		3,277	680,068	704,405	1,343

INVESTMENT IN UNCONSOLIDATED AFFILIATES		(566,892)	566,892
OTHER ASSETS	54,252		2,700	24,656	23,442	3,454

	$1,596,489	($574,701)	$583,725	$830,537	$750,416	$6,512

CURRENT LIABILITIES
Notes payable to Questar Corporation	$114,600		$200	$36,400	$74,800	$3,200
Accounts payable and accrued expenses	89,188	($7,809)	$12,924	74,389	8,167	1,517
Interest payable	7,299			5,556	1,743
Other taxes payable	6,535		(37)	6,830	(196)	(62)
Purchased gas adjustment	13,282			13,282

TOTAL CURRENT LIABILITIES	230,904	(7,809)	13,087	136,457	84,514	4,655
LONG-TERM DEBT	595,058			285,000	310,058
OTHER LIABILITIES	9,814		427	532	7,939	916
DEFERRED INVESTMENT TAX CREDITS	4,565			4,565
DEFERRED INCOME TAXES	184,985		(952)	90,155	95,920	(138)
COMMON SHAREHOLDER'S EQUITY
Common stock		(29,525)		22,974	6,551
Additional paid-in capital	542,735	(265,910)	542,735	121,875	142,034	2,001
Retained earnings (deficit)	28,428	(271,457)	28,428	168,979	103,400	(922)

TOTAL COMMON SHAREHOLDER'S EQUITY	571,163	(566,892)	571,163	313,828	251,985	1,079

	$1,596,489	($574,701)	$583,725	$830,537	$750,416	$6,512